UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

National CineMedia,  Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

635309107

Joseph Mause

Standard General L.P.

767 Fifth Avenue, 12th Floor

New York, NY 10153

Tel. No.: 212-257-4701

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 26, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 15,808,390

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 15,808,390

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,808,390

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 19.9%

14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Soohyung Kim

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 15,808,390

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 15,808,390

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,808,390

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 19.9%

14	Type of Reporting Person (See Instructions) IN, HC

AMENDMENT NO. 5 TO SCHEDULE 13D

This Amendment No. 5 to Schedule 13D (this “Amendment”) relates to Common Stock, par value $0.01 per share (the “Common Stock”), of National CineMedia Inc., a Delaware corporation (the “Issuer”). This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D (the “Initial Schedule 13D”) that was originally filed on January 26, 2018 and amended on March 20, 2018, June 4, 2018, September 14, 2018, and August 28, 2019 (as amended by this Amendment, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used therein but not defined herein shall have the same meanings as in the Schedule 13D.

This Amendment is being filed to amend and supplement Item 4 of the Schedule 13D as set forth below.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On November 26, 2019, the Board of Directors (the “Board”) of the Issuer elected David E. Glazek as a member of the Board. Mr. Glazek was designated by Standard General pursuant to a previously reported letter agreement entered into with the Company on June 1, 2018 (“Letter Agreement”). Mr. Glazek, a partner of Standard General, was appointed in connection with the resignation of Andrew P. Glaze, who was appointed to the Board by Standard General in connection with the Letter Agreement in 2018. Mr. Glaze resigned from the Board immediately prior to Mr. Glazek’s appointment, and Mr. Glazek was appointed to fill the resulting vacancy.

[Signature page to follow]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 27, 2019

STANDARD GENERAL L.P.

	By:	/s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer

SOOHYUNG KIM

	By:	/s/ Soohyung Kim
Soohyung Kim